

February 27, 2015

Mr. Sean Graber, Esq.
Morgan Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

      Re: Winton Diversified Opportunities Fund ("Fund")
          File No. 811-23026

Dear Mr. Graber:

      On January 28, 2015, the Fund filed a registration statement on Form N-2 under the Investment Company Act of 1940 ("Company Act"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

With respect to the Subsidiary:

1. Disclose (a) that the Fund complies with the provisions of the Investment Company Act of 1940 governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

2. Disclose that each investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a) (20) of the Investment Company Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

3. Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

4. Disclose whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and, if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

5. Disclose, as appropriate, whether any of the Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The

principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

6. Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

7. Confirm in correspondence that: (a) the Subsidiary's expenses will be included in the Fund's prospectus fee table; (b) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (c) the Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (d) the Subsidiary's board of directors will sign the Fund's registration statement.

Prospectus Summary (pp. 4-11)

8. Under the caption "*Investment Objective*" the prospectus states that "[*t*]*he investment strategy of the Fund is to invest globally long and short, using leverage, in a* <u>*diversified*</u> *range of liquid instruments*." [Emphasis added.] Use a different term than "diversified," as that term is defined in section 5(b)(1) of the Investment Company Act of 1940.

9. Under the caption "*Risk Profile*" add the disclosure that "[*t*]*here can be no assurance that the targets will be met and these targets are not a guarantee or prediction of the Fund's actual losses or volatility*." Generally, under the discussion of the annualized volatility target, explain whether the Fund will seek to increase the volatility in the Fund if it is too low, and if so, how that would be achieved. Explain how the Fund intends to "*target*" monthly losses and disclose that the Fund may not be successful in limiting monthly losses.

Fee Table (p.12)

10. The prospectus states that "[*t*]*he Fund does not currently charge a repurchase fee. However, the Fund may charge a repurchase fee of up to 2.00%, which the Fund would retain to help offset non-DE MINIMIS estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing shares, thus allocating estimated transaction costs to the shareholder whose shares are being repurchased*." Include the repurchase fee in the fee table. The fact that such fees are not currently imposed may be described briefly in a note to the table.

Investment Strategies (p. 14)

11. Under the caption "*Investment Strategies*" describe with more specificity how the Fund intends to allocate its investments among the asset types described.

12. The prospectus states that the Fund may invest in "*cash equities*." Explain whether this means that the "*equities*" will be purchased long (*i.e.*, without margin).

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6852.

Sincerely,

/s/ Catherine C. Gordon

Catherine C. Gordon
Senior Counsel